

September 22, 2009

Mr. James R. Maronick, Chief Financial Officer
Solitario Exploration & Royalty Corp.
42510Kipling St., Suite 390
Wheat Ridge, CO 80033

> **Re:** **Solitario Exploration & Royalty Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Form 10-Q for the Fiscal Quarters Ended March 31 and**
> **June 30, 2009**
> **Filed May 8 and August 14, 2009**
> **Response Letter dated August 20, 2009**
> **File No. 1-32978**

Dear Mr. Maronick:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Statements of Stockholder's Equity, page 49

1. We have reviewed your response to prior comment 11 with respect to your accounting for the shareholder's agreement between you and Anglo Platinum Brazil ("Anglo"). We understand that you record all funding prior to Anglo earning an interest in Pedra Branca Mineracao ("PBM") as a reduction to your net exploration expenditures, as Anglo has the right to terminate its interest in PBM at anytime prior to earning the interest. Please clarify how you evaluated the probability of payment of the equity interest when determining that it was appropriate to report the funds received as a reduction to your net exploration

expenditures. In this respect, explain how you evaluated Anglo's commitment to fund the exploration of this project when determining whether payment of the equity interest was probable. In this respect, we note that you entered into the agreement in April 2007 and Anglo had funded enough exploration expenditures to earn the first 15% equity interest in PBM by September 30, 2007.

2.   Your response also states that you do not believe that is necessary to step up the value of the equity in PBM when you conveyed the 15% interest in PBM to Anglo as the value of the proceeds were not objectively determinable. Please further clarify why you believe that the fair value of the cash you received in the five months preceding the conveyance of the equity interest is not objectively determinable.

3.   Your response states that after conveying the first 15% interest to Anglo, you recorded all additional funding proceeds received as additional paid-in capital as Anglo was a minority equity holder. Please clarify why you believe that the existence of a minority interest in PBM would change the accounting for the funding proceeds received. Explain why you believe that it is appropriate to report the proceeds as equity, even though an equity transaction had not occurred as of the dates that you received the cash.

4.   From the shareholder's agreement included as exhibit 10.1 in your Form 8-K filed on October 4, 2007, it appears that settlement of the 15% interest in PBM was to be in previously unissued shares of PBM (as opposed to shares that were previously owned by you). Please confirm that you issued previously unissued shares of PBM upon settlement of the first and second 15% interest in PBM.

Form 10-Q for the Quarter Ended June 30, 2009

Controls and Procedures, page 30

5.   We note your statement that your disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the disclosure controls and procedures are met. Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the references to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Definitive Proxy Statement on Schedule 14A filed April 28, 2009

Summary Compensation Table

6.   We note your response to our prior comment seven. Please confirm that in future filings you will reflect the bonuses in the total compensation column for the year earned.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Gary Newberry at (202) 551-3761, Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Sean Donahue at (202) 551-3579, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director